Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

On March 21, 2003, the Company terminated the employment of its four senior officers due to corporate mismanagement in the form of accounting irregularities and securities fraud during the fiscal years ended October 31, 2002 and 2001. At the time of their termination, all of these former officers were the subject of an investigation by the United States Department of Justice and three were subject to an investigation by the Securities and Exchange Commission. On August 19, 2003, as a result of the United States Department of Justice investigation, three of the former officers pled guilty to conspiring to inflate the revenue and earnings of the Company and for lying to investigators and the fourth former officer pled guilty to obstruction of justice. Also on August 19, 2003, the former officers who were under investigation by the Securities and Exchange Commission agreed to a consent decree with the Securities and Exchange Commission. As a result of the actions of the former officers of the Company, and due to the Company’s inability to adequately verify the results of the Company’s operations for the year ended October 31, 2002 because of incomplete or missing data, the Company was not able to prepare complete and accurate financial statements for the quarters ended January 31, 2002, April 30, 2002, July 31, 2002 and the year ended October 31, 2002, except for the balance sheet dated as of October 31, 2002 included in the Company’s annual report on Form 10-KSB for the fiscal year ended October 31, 2002. Since the Company does not have complete and accurate financial statements for 2002, certain portions of this report do not contain the required comparison to the results of operations in 2002. Consequently, the Company’s current Chief Executive Officer is unable to include the certification pursuant to 18 U.S.C. Section 1350.